Exhibit (k)(7)

AMENDED AND RESTATED

AUCTION AGENT AGREEMENT

between

ABERDEEN ASIA-PACIFIC INCOME FUND, INC.

and

DEUTSCHE BANK TRUST COMPANY AMERICAS

Dated as of May 9, 2003

Relating to

Auction Market Preferred Stock®

("AMPS"® )

Series D

of

ABERDEEN ASIA-PACIFIC INCOME FUND, INC.

® Registered trademark of Merrill Lynch & Co., Inc.

THIS AMENDED AND RESTATED AUCTION AGENT AGREEMENT ("Agreement") dated as of May 9, 2003, is between Aberdeen Asia-Pacific Income Fund, Inc., a Maryland corporation (the "Company"), and Deutsche Bank Trust Company Americas ("Deutsche Bank"), a New York corporation.

The Company has duly authorized and issued 4,000 shares of Auction Market Preferred Stock® Series D, with a liquidation preference of $25,000 per share plus an amount equal to accumulated but unpaid dividends (whether or not earned or declared) ("Series D AMPS" or the "AMPS"), pursuant to the Company's Charter (as defined below). A separate Auction (as defined below) will be conducted for each series of AMPS. The Company desires that Deutsche Bank perform certain duties as auction agent in connection with each auction of shares of AMPS and as the transfer agent, registrar, dividend disbursing agent and redemption agent with respect to the shares of AMPS (the "Auction Agent") upon the terms and conditions of this Agreement, and hereby appoints Deutsche Bank as said Auction Agent in accordance with those terms and conditions.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the Company and the Auction Agent agree as follows:

1. Definitions and Rules of Construction.

1.1. Terms Defined by Reference to Charter. Capitalized terms not defined herein shall have the respective meanings specified in Article Sixth of the Charter.

1.2. Terms Defined Herein. As used herein and in the Settlement Procedures (as defined below), the following terms shall have the following meanings, unless the context otherwise requires:

(a) "Affiliate" shall mean any Person made known to the Auction Agent to be controlled by, in control of or under common control with, the Company.

(b) "Auction" shall have the meaning specified in Section 2.1 hereof.

(c) "Auction Procedures" shall mean the Auction Procedures that are set forth in Paragraph 8 of Article Sixth of the Charter.

(d) "Authorized Officer" shall mean each Vice President, Assistant Vice President, and Associate of the Auction Agent assigned to its Corporate Trust and Agency Services group and every other officer or employee of the Auction Agent designated as an "Authorized Officer" for purposes hereof in a communication to the Company.

(e) "Broker-Dealer Agreement" shall mean each agreement between the Auction Agent and a Broker-Dealer substantially in the form attached hereto as Exhibit B.

________________________
/FN/ Registered trademark of Merrill Lynch & Co., Inc.

(f) "Charter" shall mean the Articles of Amendment and Restatement of the Company filed on May 9, 2003, in the form attached hereto as Exhibit A, in the office of the State Department of Assessments and Taxation of the State of Maryland, as amended, supplemented or restated from time to time. The Charter includes as Article Sixth the amended and restated text of the Articles Supplementary establishing the powers, preferences and rights of the Series D AMPS filed on July 26, 1989 in the office of the State Department of Assessments and Taxation of the State of Maryland.

(g) "Company Officer" shall mean the Chairman and Chief Executive Officer, the President, each Vice President (whether or not designated by a number or word or words added before or after the title "Vice President"), the Secretary, the Treasurer, each Assistant Secretary and each Assistant Treasurer of the Company and every other officer or employee of the Company designated as a "Company Officer" for purposes hereof in a notice from the Company to the Auction Agent.

(h) "Holder" shall be a holder of record of one or more shares of Series D AMPS, listed as such in the stock register maintained by the Paying Agent pursuant to Section 4.6 hereof.

(i) "Settlement Procedures" shall mean the Settlement Procedures attached as Exhibit A to the Broker-Dealer Agreement.

1.3. Rules of Construction. Unless the context or use indicates another or different meaning or intent, the following rules shall apply to the construction of this Agreement:

(a) Words importing the singular number shall include the plural number and vice versa.

(b) The captions and headings herein are solely for convenience of reference and shall not constitute a part of this Agreement nor shall they affect its meaning, construction or effect.

(c) The words "hereof," "herein," "hereto," and other words of similar import refer to this Agreement as a whole.

(d) All references herein to a particular time of day shall be to New York City time.

2. The Auction.

2.1. Purpose; Incorporation by Reference of Auction Procedures and Settlement Procedures.

(a) Paragraph 3 of Article Sixth of the Charter provides that the Applicable Rate on shares of the Series D AMPS, for each Dividend Period therefor after the Initial Dividend Period shall be the rate per annum that the Auction Agent advises results from implementation of the Auction Procedures. Pursuant to a resolution adopted by the Board of Directors of the Company, the Company has appointed Deutsche Bank as Auction Agent for purposes of the Auction Procedures. The Auction Agent hereby accepts such appointment and agrees that, on each Auction Date, it shall follow the procedures set forth in this Section 2 and the Auction Procedures for the purpose of determining the Applicable Rate for the Series D AMPS for the next Dividend Period therefor. Each periodic operation of such procedures is hereinafter referred to as an "Auction."

(b) All of the provisions contained in the Auction Procedures and the Settlement Procedures are incorporated herein by reference in their entirety and shall be deemed to be a part hereof to the same extent as if such provisions were fully set forth herein.

2.2. Preparation for Each Auction; Maintenance of Registry of Existing Holders.

(a) Pursuant to Section 2.5 hereof, the Company shall not designate any Person to act as a Broker-Dealer without prior written approval of the Auction Agent (which approval shall not be unreasonably withheld). At the time of the closing of the initial issuance and sale of the AMPS (the "Closing"), the Company shall provide the Auction Agent with a list of the Broker-Dealers previously approved by the Auction Agent and shall cause to be delivered to the Auction Agent for execution by the Auction Agent a Broker-Dealer Agreement signed by each such Broker-Dealer. The Auction Agent shall keep such list current and accurate, and shall indicate thereon, or on a separate list, the identity of each Existing Holder, if any, whose most recent Order was submitted by a Broker-Dealer on such list and resulted in such Existing Holder continuing to hold or purchasing shares of AMPS. Not later than seven days prior to any Auction Date for which any change in such list of Broker-Dealers is to be effective, the Company shall notify the Auction Agent in writing of such change and, if any such change is the addition of a Broker-Dealer to such list, the Company shall cause to be delivered to the Auction Agent for execution by the Auction Agent a Broker-Dealer Agreement signed by such Broker-Dealer. The Auction Agent shall have entered into a Broker-Dealer Agreement with each Broker-Dealer prior to the participation of any such Broker-Dealer in any Auction.

(b) In the event that the Auction Date for any Auction shall be changed after the Auction Agent shall have given the notice referred to in clause (vii) of Paragraph (a) of the Settlement Procedures, the Auction Agent, by such means as the Auction Agent deems practicable, shall give notice of such change to the Broker-Dealers not later than the earlier of 9:15 A.M. on the new Auction Date or 9:15 A.M. on the old Auction Date.

(c) With respect to each Dividend Period that is a Special Dividend Period, the Company may, at its sole option and to the extent permitted by law, by telephonic and written notice (a "Request for a Special Dividend Period") to the Auction Agent and to each Broker-Dealer, request that the next succeeding Dividend Period for a series of AMPS will be a number of days (other than the number of days in the applicable Regular Dividend Period), evenly divisible by seven, and not fewer than seven nor more than 364 in the case of a Short Term Dividend Period or a number of whole years not greater than five years in the case of a Long Term Dividend Period, specified in such notice, provided that for any Auction occurring after the initial Auction, the Company may not give a Request for a Special Dividend Period (and any such request shall be null and void) unless the Company has received written confirmation from Moody's and S&P that such action would not impair the rating then assigned to the AMPS by Moody's and S&P and unless sufficient Clearing Bids were made in the last occurring Auction and unless full cumulative dividends and any amounts due with respect to redemptions payable prior to such date have been paid in full. Such Request for a Special Dividend Period, in the case of a Short Term Dividend Period, shall be given on or prior to the fourth day but not more than seven days prior to an Auction Date for the AMPS and, in the case of a Long Term Dividend Period, shall be given on or prior to the 14th day but not more than 28 days prior to the Auction Date for the AMPS. Upon receiving such Request for a Special Dividend Period, the Broker-Dealers(s) shall jointly determine whether given the factors set forth in Paragraph 3(c)(iii) of Article Sixth of the Charter it is advisable that the Company issue a Notice of Special Dividend Period for the AMPS as contemplated by such Request for a Special Dividend Period and the Optional Redemption Price of the AMPS during such Special Dividend Period and the Specific Redemption Provisions and shall give the Company and the Auction Agent written notice (a "Response") of such determination by no later than the third day prior to such Auction Date. In making such determination the Broker-Dealer(s) will consider (i) existing short-term and long-term market rates and indices of such short-term and long-term rates, (ii) existing market supply and demand for short-term and long-term securities, (iii) existing yield curves for short-term and long-term securities comparable to the AMPS, (iv) industry and financial conditions which may affect the AMPS, (v) the investment objective of the Company, and (vi) the Dividend Periods and dividend rates at which current and potential beneficial holders of the AMPS would remain or become beneficial holders. If the Broker-Dealer(s) shall not give the Company and the Auction Agent a Response by such third day or if the Response states that given the factors referred to above it is not advisable that the Company give a Notice of a Special Dividend Period (as defined below) for the AMPS, the Company may not give a Notice of a Special Dividend Period in respect of such Request for a Special Dividend Period. In the event the Response indicates that it is advisable that the Company give a Notice of Special Dividend Period for the AMPS, the Company may by no later than the second day prior to such Auction Date give a notice (a "Notice of a Special Dividend Period") to the Auction Agent, the Securities Depository and each Broker-Dealer, which notice will specify (i) the duration of the Special Dividend Period, (ii) the Optional Redemption Price as specified in the related Response, and (iii) the Specific Redemption Provisions, if any, as specified in the related Response. The Company shall not give a Notice of a Special Dividend Period, or, if such Notice of a Special Dividend Period shall have already been given, shall give telephonic and written notice (a "Notice of Revocation") to the Auction Agent, each Broker-Dealer, and the Securities Depository on or prior to the Business Day prior to the relevant Auction Date if (x) either the 1940 Act AMPS Coverage is not satisfied or the Company shall fail to maintain the AMPS Basic Maintenance Amount on each of the two Valuation Dates immediately preceding the Business Day prior to the relevant Auction Date on an actual basis and on a pro forma basis giving effect to the proposed Special Dividend Period (using as a pro forma dividend rate with respect to such Special Dividend Period the dividend rate which the Broker-Dealers shall advise the Company is an approximately equal rate for securities similar to the AMPS with an equal dividend period), provided that in calculating the aggregate Discounted Value of Eligible Portfolio Property, the Moody's exposure period shall be deemed to be one week longer than the period utilized to produce the discount factors assigned by Moody's under the definition of Discount Factors found in Paragraph 1(a) of Article Sixth of the Charter, (y) sufficient funds for the payment of dividends payable on the immediately succeeding Dividend Payment Date have not been irrevocably deposited with the Auction Agent by the close of business on the third Business Day preceding the related Auction Date, or (z) the Broker-Dealer(s) jointly advise the Company that after consideration of the factors referred to above they have concluded that it is advisable to give a Notice of Revocation. If the Company is prohibited from giving a Notice of a Special Dividend Period as a result of the factors enumerated in clause (x), (y), or (z) of the preceding sentence or if the Company gives a Notice of Revocation with respect to a Notice of a Special Dividend Period, the next succeeding Dividend Period will be a Regular Dividend Period. In addition, in the event sufficient Clearing Bids are not made in any Auction or such Auction is not held for any reason, the next succeeding Dividend Period will be a Regular Dividend Period and the Company may not again give a Notice of a Special Dividend Period (and any such attempted notice shall be null and void) until sufficient Clearing Bids have been made in an Auction with respect to a Regular Dividend Period.

(d) (i) On each Auction Date, the Auction Agent shall determine the Reference Rate and the Maximum Applicable Rate. If the Reference Rate is not quoted on an interest basis but is quoted on a discount basis, the Auction Agent shall convert the quoted rate to an Interest Equivalent, as set forth in Paragraph 1 of Article Sixth of the Charter; or, if the rate obtained by the Auction Agent is not quoted on an interest or discount basis, the Auction Agent shall convert the quoted rate to an interest rate after consultation with the Company as to the method of such conversion. Not later than 9:30 A.M. on each Auction Date for each series of AMPS, the Auction Agent shall notify the Company and the Broker-Dealers by telephone of the Reference Rate so determined and the Maximum Applicable Rate.

(ii) If the Reference Rate is the applicable "AA" Composite Commercial Paper Rate and such rate is to be based on rates supplied by Commercial Paper Dealers and one or more of the Commercial Paper Dealers shall not provide a quotation for the determination of the applicable "AA" Composite Commercial Paper Rate, the Auction Agent shall immediately notify the Company so that the Company can determine whether to select a Substitute Commercial Paper Dealer or Substitute Commercial Paper Dealers to provide the quotation or quotations not being supplied by any Commercial Paper Dealer or Commercial Paper Dealers. The Company shall promptly advise the Auction Agent of any such selection. If the Company does not select any such Substitute Commercial Paper Dealer or Substitute Commercial Paper Dealers, then the rates shall be supplied by the remaining Commercial Paper Dealer or Commercial Paper Dealers.

(iii) If, after the date of this Agreement, there is any change in the prevailing rating of AMPS by either of the rating agencies (or substitute or successor rating agencies) referred to in the definition of the Maximum Applicable Rate, thereby resulting in any change in the corresponding applicable percentage for the AMPS, as set forth in said definition (the "Applicable Percentage"), the Company shall notify the Auction Agent in writing of such change in the Applicable Percentage prior to 9:00 A.M. on the Auction Date for AMPS next succeeding such change. The Applicable Percentage for the AMPS on the date of this Agreement is as specified in Paragraph 8(a)(vii) of Article Sixth of the Charter. The Auction Agent shall be entitled to rely on the last Applicable Percentage of which it has received notice from the Company (or, in the absence of such notice, the Applicable Percentage set forth in the preceding sentence) in determining the Maximum Applicable Rate as set forth in Section 2.2(d)(i) hereof.

(e) (i) The Auction Agent shall maintain a current registry of the Existing Holders of the shares for each series of AMPS for purposes of each Auction. The Auction Agent may rely upon, as evidence of the identities of the Existing Holders, the results of each Auction and notices from any Existing Holder, the Agent Member of any Existing Holder or the Broker-Dealer of any Existing Holder with respect to such Existing Holder's transfer of any shares of AMPS to another Person.

(ii) In the event of any partial redemption of any Series D AMPS, upon notice by the Company to the Auction Agent of such partial redemption, the Auction Agent shall promptly request the Securities Depository to notify the Auction Agent of the identities of the Agent Members (and the respective numbers of shares) from the accounts of which shares have been called for redemption and the person or department at such Agent Member to contact regarding such redemption and, at least two Business Days prior to the Auction preceding the date of redemption with respect to shares of the series of AMPS being partially redeemed, the Auction Agent shall request each Agent Member so identified to disclose to the Auction Agent (upon selection by such Agent Member of the Existing Holders whose shares are to be redeemed) the number of shares of such series of AMPS of each such Existing Holder, if any, to be redeemed by the Company; provided the Auction Agent has been furnished with the name and telephone number of a person or department at such Agent Member from which it is to request such information. In the absence of receiving any such information with respect to an Existing Holder, from such Existing Holder's Agent Member or otherwise, the Auction Agent may continue to treat such Existing Holder as the beneficial owner of the number of shares of the Series D AMPS shown in the Auction Agent's registry of Existing Holders.

(iii) The Auction Agent shall register a transfer of the beneficial ownership of shares of the Series D AMPS from an Existing Holder to another Person only if (A) such transfer is pursuant to an Auction or (B) if such transfer is made other than pursuant to an Auction, the Auction Agent has been notified in writing in a notice substantially in the form of Exhibit C to the Broker-Dealer Agreements, by such Existing Holder, the Agent Member of such Existing Holder, or the Broker-Dealer of such Existing Holder of such transfer. The Auction Agent is not required to accept any notice of transfer delivered for an Auction unless it is received by the Auction Agent by 3:00 P.M. on the Business Day next preceding the applicable Auction Date. The Auction Agent shall rescind a transfer made on the registry of the Existing Holders of any shares of AMPS if the Auction Agent has been notified in writing in a notice substantially in the form of Exhibit D to the Broker-Dealer Agreement by the Agent Member or the Broker-Dealer of any Person that (1) purchased any shares of AMPS and the seller failed to deliver such shares or (2) sold any shares of AMPS and the purchaser failed to make payment to such Person upon delivery to the purchaser of such shares.

(f) The Auction Agent may request that the Broker-Dealers, as set forth in Section 3.2(c) of the Broker-Dealer Agreements, provide the Auction Agent with a list of their respective customers that such Broker-Dealers believe are Existing Holders of shares of AMPS and the aggregate principal amount of shares of AMPS held by such Existing Holders. Except as provided in Section 2.7 hereof, the Auction Agent shall keep confidential any such information and shall not disclose any such information so provided to any Person other than the relevant Broker-Dealer and the Company, provided that the Auction Agent reserves the right to disclose any such information if it is advised by its counsel that its failure to do so would be unlawful. Notwithstanding the above, and as necessary to comply with applicable securities laws, either the Auction Agent or the Company may disclose to anyone any information with respect to the United States federal income tax treatment and tax structure of this arrangement.

2.3. Auction Schedule. The Auction Agent shall conduct Auctions for the Series D AMPS in accordance with the schedule set forth below. Such schedule may be changed by the Auction Agent with the consent of the Company, which consent shall not be unreasonably withheld or delayed. The Auction Agent shall give notice of any such change to each Broker-Dealer. Such notice shall be received prior to the first Auction Date on which any such change shall be effective.

Time	Event
By 9:30 A.M.	Auction Agent advises the Company and the Broker-Dealers of the Reference Rate and the Maximum Applicable Rate as set forth in Section 2.2(d)(i) hereof.
9:30 A.M. - 12:30 P.M.	Auction Agent assembles information communicated to it by Broker-Dealers as provided in Paragraph 8(c)(i) of Article Sixth of the Charter. Submission deadline is 12:30 P.M.
Not earlier than 12:30 P.M.	Auction Agent makes determinations pursuant to Paragraph 8(d)(i) of Article Sixth of the Charter.
By approximately 3:00 P.M.	Auction Agent advises Company of the rates determined pursuant to the Auction as provided in Paragraph 8(d)(ii) of Article Sixth of the Charter.
Submitted Bids and Submitted Sell Orders are accepted and rejected in whole or in part and shares of AMPS are allocated as provided in Paragraph 8(e) of Article Sixth of the Charter.
By approximately 10:00 A.M. on the next succeeding Business Day	Auction Agent gives notice of Auction results as set forth in Section 2.4 hereof.

2.4. Notice of Auction Results. On each Auction Date, the Auction Agent shall notify Broker-Dealers of the results of the Auction held on such date by telephone as set forth in Paragraph (a) of the Settlement Procedures.

2.5. Broker-Dealers.

(a) Not later than 12:00 noon on the Business Day next preceding each Dividend Payment Date for each series of AMPS, the Company shall deposit with the Auction Agent a service charge to be paid to the Broker-Dealers in an amount in immediately available or next day funds equal to (i) in the case of any Auction Date immediately preceding a Regular Dividend Period, or Short Term Dividend Period, the product of (A) a fraction, the numerator of which is the number of days in such Dividend Period (calculated by counting the first day of such Dividend Period but excluding the last day thereof) and the denominator of which is 360, (B) 1/4 of 1%, (C) $25,000, and (D) the aggregate number of Outstanding shares of such series of AMPS for which the Auction is conducted; and (ii) in the case of any Long Term Dividend Period, the amount determined by mutual consent of the Company and the Broker-Dealers pursuant to Section 3.5 of the Broker-Dealer Agreements. The Auction Agent shall apply such monies as set forth in Section 3.5 of the Broker-Dealer Agreements and shall thereafter remit to the Company any remaining funds paid to the Auction Agent pursuant to this Section 2.5(a).

(b) The Company shall not designate any Person to act as a Broker-Dealer without the prior written approval of the Auction Agent, which written approval shall not be unreasonably withheld. The Company may designate an affiliate to act as a Broker-Dealer.

(c) The Auction Agent shall terminate any Broker-Dealer Agreement as set forth therein if so directed by the Company.

(d) Subject to Section 2.5(b) hereof, the Auction Agent shall from time to time enter into such Broker-Dealer Agreements as the Company shall request.

(e) The Auction Agent shall maintain a list of Broker-Dealers.

2.6. Ownership of Shares of Series D AMPS and Submission of Bids by Company and Affiliates. Neither the Company nor any Affiliate of the Company may submit any Sell Order or Bid, directly or indirectly, in any Auction, except that an Affiliate of the Company that is a Broker-Dealer may submit a Sell Order or Bid on behalf of a Beneficial Owner or Potential Beneficial Owner. The Company shall notify the Auction Agent if the Company or, to the best of the Company's knowledge, any Affiliate of the Company becomes a Beneficial Owner of any shares of AMPS. Any shares of AMPS (i) redeemed by the Company shall not be reissued or (ii) purchased or otherwise acquired by its Affiliates shall not be transferred (other than to the Company). The Auction Agent shall have no duty or liability with respect to enforcement of this Section 2.6.

2.7. Access to and Maintenance of Auction Records. The Auction Agent shall afford to the Company, its agents, independent public accountants and counsel, access at reasonable times during normal business hours to review and make extracts or copies (at the Company's sole cost and expense) of all books, records, documents and other information concerning the conduct and results of Auctions, provided that any such agent, accountant, or counsel shall furnish the Auction Agent with a letter from a Company Officer requesting that the Auction Agent afford such person access. The Auction Agent shall maintain records relating to any Auction for a period of two years after such Auction (unless requested by the Company to maintain such records for such longer period not in excess of six years, then for such longer period), and such records shall, in reasonable detail, accurately and fairly reflect the actions taken by the Auction Agent hereunder. The Company agrees to keep any information regarding the customers of any Broker-Dealer received from the Auction Agent in connection with this Agreement or any Auction confidential and shall not disclose such information or permit the disclosure of such information without the prior written consent of the applicable Broker-Dealer to anyone except such agent, accountant or counsel engaged to audit or review the results of Auctions as permitted by this Section 2.7. Any such agent, accountant or counsel, before having access to such information, shall agree to keep such information confidential and not to disclose such information or permit disclosure of such information without the prior written consent of the applicable Broker-Dealer. The Auction Agent shall have no duty or liability with respect to enforcement of the agreements set forth in the two preceding sentences. Upon the decision of the Auction Agent to no longer hold such records, the Auction Agent shall promptly return to the Company all such records referred to in this Section 2.7.

3. The Auction Agent as Paying Agent.

3.1. Paying Agent. The Board of Directors of the Company has adopted a resolution pursuant to which Deutsche Bank has been appointed as transfer agent, registrar, dividend disbursing agent and redemption agent for the Company in connection with any shares of AMPS (the "Paying Agent"). The Paying Agent hereby accepts such appointment and agrees to act in accordance with its standard procedures and the provisions of Article Sixth of the Charter which are specified herein as Paying Agent with respect to the shares of AMPS and as set forth in this Section 3.

3.2. The Company's Notices to Paying Agent. Whenever any shares of AMPS are to be redeemed, the Company shall promptly so notify the Paying Agent in writing not fewer than five and not more than ten days prior to the date the Notice of Redemption is required to be mailed pursuant to Paragraph 5(e) of Article Sixth of the Charter. Such notice by the Company shall contain the information required to be stated in the Notice of Redemption, as set forth in Paragraph 5(e) of Article Sixth of the Charter. The Paying Agent shall have no responsibility to confirm or verify the accuracy of any such notice.

3.3. Company to Provide Deposit Securities for Dividends and Redemptions.

(a) Not later than 12:00 noon on the Business Day next preceding each Dividend Payment Date, the Company shall deposit with the Paying Agent Deposit Securities constituting immediately available funds in an amount sufficient to pay the dividends that are payable on such Dividend Payment Date and shall give the Paying Agent irrevocable instructions to apply such funds to the payment of such dividends on such Dividend Payment Date.

(b) If the Company shall give a Notice of Redemption, then by 12:00 noon on the Business Day next preceding the date fixed for the redemption, the Company shall deposit with the Paying Agent Deposit Securities constituting immediately available funds in an amount sufficient to redeem the shares of AMPS to be redeemed. In such event, the Company shall give the Paying Agent irrevocable instructions and authority to pay the redemption price to the Holders of the shares of AMPS called for redemption upon the redemption date.

(c) The Company may direct the Paying Agent, in writing or orally with such direction promptly confirmed in writing, with respect to the investment of any Deposit Securities deposited pursuant to paragraphs (a) or (b) of this Section 3.3 provided that the proceeds of any such investments will be available at the opening of business on the Dividend Payment Date or the date fixed for redemption, as the case may be. The investments made pursuant to the foregoing sentence are solely for the account and at the risk of the Company, and the Paying Agent shall not be liable or responsible for any loss, in whole or in part, resulting from such investments. Upon the request of the Company the Paying Agent shall promptly transmit any interest received on such investments to the Company.

3.4. Disbursing Dividends and Redemption Price. After receipt of the immediately available funds and instructions from the Company described in Sections 3.3(a) and (b) above, the Paying Agent shall pay to the Holders entitled thereto (i) on each corresponding Dividend Payment Date, dividends on the Series D AMPS, and (ii) on any date fixed for redemption, the redemption price of any shares of AMPS called for redemption. The amount of dividends for any Dividend Period to be paid by the Paying Agent to Holders will be determined by the Company as set forth in Paragraph 3 of Article Sixth of the Charter. The redemption price to be paid by the Paying Agent to the Holders of any shares of AMPS called for redemption will be determined as set forth in Paragraph 5 of Article Sixth of the Charter. The Company shall notify the Paying Agent in writing of a decision to redeem any shares of AMPS on or prior to the date specified in Section 3.2 above, and such notice by the Company to the Paying Agent shall contain the information required to be stated in the Notice of Redemption required to be mailed by the Company to such Holders. The Paying Agent shall have no duty to determine the redemption price and may rely on the amount thereof set forth in the Notice of Redemption.

3.5. Company's Certificates to Auction Agent. The Company shall deliver to the Auction Agent AMPS Basic Maintenance Reports and Accountant's Confirmations, in each case, as provided in Paragraphs 7(b)(ii) and 7(b)(iii) of Article Sixth of the Charter. The Auction Agent's sole duty with respect to these certificates shall be to receive them periodically and to maintain them in accordance with Section 2.7 hereof.

4. The Paying Agent as Transfer Agent and Registrar.

4.1. Original Issue of Stock Certificates. On the Date of Original Issue, one certificate for all shares of Series D AMPS was issued by the Company and registered in the name of Cede & Co., as nominee of the Securities Depository, and countersigned by the Paying Agent.

4.2. Registration of Transfer or Exchange of Shares. Except as provided in this Section 4.2, the shares of each series of AMPS shall be registered solely in the name of the Securities Depository or its nominee. If the Securities Depository shall give notice of its intention to resign as such, and if the Company shall not have selected a substitute Securities Depository acceptable to the Paying Agent prior to such resignation, then upon such resignation, the shares of each series of AMPS may, at the Company's request, be registered for transfer or exchange, and new certificates thereupon shall be issued in the name of the designated transferee or transferees, upon surrender of the old certificates in form deemed by the Paying Agent properly endorsed for transfer with (a) all necessary endorsers' signatures guaranteed in such manner and form as the Paying Agent may require by a guarantor reasonably believed by the Paying Agent to be responsible, (b) such assurances as the Paying Agent shall deem necessary or appropriate to evidence the genuineness and effectiveness of each necessary endorsement, and (c) satisfactory evidence of compliance with all applicable laws relating to the collection of taxes or funds necessary for the payment of such taxes.

4.3. Removal of Legend. Any request for removal of a legend indicating a restriction on transfer from certificates evidencing shares of Series D AMPS shall be accompanied by an opinion of counsel stating that such legend may be removed and such shares transferred free of the restriction described in such legend, said opinion to be delivered under cover of a letter from a Company Officer authorizing the Paying Agent to remove the legend on the basis of said opinion.

4.4. Lost Stock Certificates. The Paying Agent shall issue and register replacement certificates for certificates represented to have been lost, stolen or destroyed, upon the fulfillment of such requirements as shall be deemed appropriate by the Company and the Paying Agent, subject at all times to provisions of law, the By-Laws of the Company governing such matters and resolutions adopted by the Company with respect to lost securities. The Paying Agent may issue new certificates in exchange for and upon the cancellation of mutilated certificates. Any request by the Company to the Paying Agent to issue a replacement or new certificate pursuant to this Section 4.4 shall be deemed to be a representation and warranty by the Company to the Paying Agent that such issuance will comply with such provisions of applicable law and the By-Laws and resolutions of the Company.

4.5. Disposition of Cancelled Certificates; Record Retention. The Paying Agent shall retain stock certificates which have been cancelled in transfer or in exchange and accompanying documentation in accordance with applicable rules and regulations of the Securities and Exchange Commission for two calendar years from the date of such cancellation. The Paying Agent shall afford to the Company, its agents and counsel access at reasonable times during normal business hours to review and make extracts or copies (at the Company's sole cost and expense) of such certificates and accompanying documentation. Upon the expiration of this two-year period, the Paying Agent shall deliver to the Company the cancelled certificates and accompanying documentation. The Company shall, at its expense, retain such records for a minimum additional period of four calendar years from the date of delivery of the records to the Company and shall make such records available during this period at any time, or from time to time, for reasonable periodic, special, or other examinations by representatives of the Securities and Exchange Commission and the Board of Governors of the Federal Reserve System. The Company shall also undertake to furnish to the Securities and Exchange Commission and to the Board of Governors of the Federal Reserve System, upon demand, at either the principal office or at any regional office, complete, correct and current hard copies of any and all such records. Thereafter such records shall not be destroyed by the Company without the approval of the Paying Agent, which shall not be unreasonably withheld, but will be safely stored for possible future reference.

4.6. Stock Register. The Paying Agent shall maintain the stock register, which shall contain a list of the Holders, the number of shares held by each Holder and the address of each Holder. The Paying Agent shall record in the stock register any change of address of a Holder upon notice by such Holder. In case of any request or demand for the inspection of the stock register or any other books of the Company in the possession of the Paying Agent, the Paying Agent will notify the Company and secure instructions as to permitting or refusing such inspection. The Paying Agent reserves the right, however, to exhibit the stock register or other records to any person in case it is advised by its counsel that its failure to do so would (i) be unlawful or (ii) expose it to liability, unless the Company shall have offered indemnification satisfactory to the Paying Agent.

4.7. Return of Deposit Securities. Any cash in excess of the aggregate redemption price of shares of AMPS called for redemption and any remaining Deposit Securities deposited with the Auction Agent by the Company for any reason under this Agreement, including for the payment of dividends or the redemption of shares of any series of AMPS, that remain with the Auction Agent shall be returned to the Company promptly after the date fixed for such dividend payments or redemptions. Any assets so deposited remaining unclaimed after 12 months shall, to the extent permitted by law, be repaid to the Company upon the written request of the Company.

5. Representations and Warranties.

(a) The Company represents and warrants to the Auction Agent that:

(i) the Company is a duly incorporated and validly existing corporation in good standing under the laws of the State of Maryland and has full power to execute and deliver this Agreement and to authorize, create and issue the shares of Series D AMPS;

(ii) the Company is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended ("1940 Act"), as a closed-end, non-diversified management investment company;

(iii) this Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject as to such enforceability to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles;

(iv) the form of certificate evidencing the shares of Series D AMPS complies with all applicable laws of the State of Maryland;

(v) the shares of Series D AMPS have been duly and validly authorized by the Company and, upon completion of the initial sale of the shares of the Series D AMPS and receipt of payment therefor, will be validly issued, fully paid and non-assessable;

(vi) the offering of the shares of Series D AMPS has been registered under the Securities Act of 1933, as amended ("1933 Act"), and no consent, approval, authorization or order of any court or governmental authority or agency is required in connection with the execution and delivery of this Agreement or the issuance of the shares of any such series of AMPS except such as has been obtained under the 1940 Act, the 1933 Act or as may be required by applicable state securities laws;

(vii) the execution and delivery of this Agreement and the issuance and delivery of the shares of Series D AMPS do not and will not conflict with, violate, or result in a breach of, the terms, conditions or provisions of, or constitute a default under, the Charter or the By-Laws of the Company, or, to the best knowledge of the Company, any law or regulation applicable to the Company, any order or decree of any court or public authority having jurisdiction over the Company, or any material mortgage, indenture, contract, agreement or undertaking to which the Company is a party or by which it is bound; and

(viii) no taxes are payable upon or in respect of the execution of this Agreement or the issuance of the shares of any series of AMPS.

(b) The Auction Agent represents and warrants to the Company that the Auction Agent is duly organized and is validly existing as a corporation in good standing under the laws of the State of New York and has the corporate power to enter into and perform its obligations under this Agreement.

6. The Auction Agent.

6.1. Duties and Responsibilities.

(a) The Auction Agent is acting solely as agent for the Company hereunder and owes no fiduciary duties to any other Person by reason of this Agreement.

(b) The Auction Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Auction Agent.

(c) In the absence of bad faith or negligence on its part, the Auction Agent shall not be liable for any action taken, suffered or omitted or for any error of judgment made by it in the performance of its duties under this Agreement. The Auction Agent shall not be liable for any error of judgment made in good faith unless the Auction Agent shall have been negligent in ascertaining (or failing to ascertain) the pertinent facts necessary to make such judgment.

6.2. Rights of the Auction Agent.

(a) The Auction Agent may rely and shall be protected in acting or refraining from acting upon any communication authorized hereby, including any written instruction, notice, request, direction, consent, report, certificate, share certificate or other instrument, paper or document reasonably believed by it to be genuine. The Auction Agent shall not be liable for acting upon any telephone communication authorized hereby which the Auction Agent believes in good faith to have been given by the proper parties. The Auction Agent may record telephone communications with the Company or with the Broker-Dealers or both.

(b) The Auction Agent may consult with counsel of its choice, and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Auction Agent shall not be required to advance, expend or risk its own funds or otherwise incur or become exposed to financial liability in the performance of its duties hereunder.

(d) The Auction Agent may perform its duties and exercise its rights hereunder either directly or by or through agents or attorneys.

6.3. Auction Agent's Disclaimer. The Auction Agent makes no representation as to the validity or adequacy of this Agreement, the Broker-Dealer Agreements or the AMPS.

6.4. Compensation, Expenses and Indemnification.

(a) The Company shall pay the Auction Agent from time to time reasonable compensation for all services rendered by it under this Agreement and the Broker-Dealer Agreements.

(b) The Company shall reimburse the Auction Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Auction Agent in accordance with any provision of this Agreement and the Broker-Dealer Agreements (including the reasonable compensation, expenses and disbursements of its agents and counsel), except any expense, disbursement and advances attributable to its negligence or bad faith.

(c) The Company shall indemnify the Auction Agent for, and hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with its agency under this Agreement and the Broker-Dealer Agreements, including the costs and expenses of defending itself against any claim or liability in connection with its exercise or performance of any of its duties hereunder and thereunder, except such as may result from its negligence or bad faith.

7. Miscellaneous.

7.1. Term of Agreement.

(a) This Agreement shall remain in effect until no shares of AMPS remain outstanding, unless it shall be terminated as provided in this Section 7.1. The Company may terminate this Agreement at any time by so notifying the Auction Agent, provided that if any AMPS remain outstanding the Company has entered into an agreement in substantially the form of this Agreement with a successor auction agent. The Auction Agent may terminate this Agreement upon prior notice to the Company on the date specified in such notice, which shall be no earlier than 60 days after delivery of such notice or the date on which the Company enters into an agreement with a successor auction agent, whichever comes first. If the Auction Agent resigns while any shares of AMPS remain outstanding, the Company shall use its best efforts to enter into an agreement with a successor auction agent containing substantially the same terms and conditions as this Agreement.

(b) Except as otherwise provided in this Section 7.1(b), the respective rights and duties of the Company and the Auction Agent under this Agreement shall cease upon termination of this Agreement. The Company's representations, warranties, covenants and obligations to the Auction Agent under Sections 5 and 6.4 hereof shall survive the termination hereof. Upon termination of this Agreement, the Auction Agent shall, at the Company's request, (i) resign as Auction Agent under the Broker-Dealer Agreements, (ii) promptly deliver to the Company copies of all books and records maintained by it in connection with its duties hereunder, and (iii) promptly transfer to the Company or any successor auction agent any funds deposited by the Company with the Auction Agent (whether in its capacity as Auction Agent or Paying Agent) pursuant to this Agreement which have not previously been distributed by the Auction Agent in accordance with this Agreement.

7.2. Communications. Except for (i) communications authorized to be made by telephone pursuant to this Agreement or the Auction Procedures and (ii) communications in connection with Auctions (other than those expressly required to be in writing), all notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given to such party addressed to it at its address or telecopier number set forth below:

If to the Company, addressed:

Aberdeen Asset Managers (C.I.) Limited
Attn: Christian Pittard
P.O. Box 578
17 Bond Street
St. Helier, Jersey, JE45XB
Channel Islands
Telephone No.: 011-44-1534-705010
Telecopier No.: 011-44-1534-767084

If to the Auction Agent, addressed:	Deutsche Bank Trust Company Americas 280 Park Avenue, 9th Floor New York, New York 10017 Attention: Auction Rate Securities Telephone No.: (212) 454-4143 Telecopier No.: (212) 454-2030

or such other address or telecopier number as such party may hereafter specify for such purpose by notice to the other party. Each such notice, request or communication shall be effective when delivered at the address specified herein. Communications shall be given on behalf of the Company by a Company Officer and on behalf of the Auction Agent by an Authorized Officer.

7.3. Entire Agreement. This Agreement contains the entire agreement between the parties relating to the subject matter hereof, and there are no other representations, endorsements, promises, agreements or understandings, oral, written or inferred between the parties relating to the subject matter hereof except for agreements relating to the compensation of the Auction Agent.

7.4. Benefits. Nothing herein, expressed or implied, shall give to any Person, other than the Company, the Auction Agent and their respective successors and assigns, any benefit of any legal or equitable right, remedy or claim hereunder.

7.5. Amendment; Waiver.

(a) This Agreement shall not be deemed or construed to be modified, amended, rescinded, cancelled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged. The Company shall notify the Auction Agent of any change in Article Sixth of the Charter prior to the effective date of any such change.

(b) Failure of either party hereto to exercise any right or remedy hereunder in the event of a breach hereof by the other party shall not constitute a waiver of any such right or remedy with respect to any subsequent breach.

7.6. Successor and Assigns. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective successors and permitted assigns of each of the Company and the Auction Agent. This Agreement may not be assigned by either party hereto absent the prior written consent of the other party, which consent shall not be unreasonably withheld.

7.7. Severability. If any clause, provision or section hereof shall be ruled invalid or unenforceable by any court of competent jurisdiction, the invalidity or unenforceability of such clause, provision or section shall not affect any of the remaining clauses, provisions or sections hereof.

7.8. Execution in Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

7.9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in said state.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date first written above.

ABERDEEN ASIA-PACIFIC INCOME FUND, INC.
By: /s/ Hugh Young Name: Hugh Young Title: President
DEUTSCHE BANK TRUST COMPANY AMERICAS, as Auction Agent
By: /s/ Linda Reale Name: Linda Reale Title: Vice President

EXHIBIT A

[Articles of Amendment and Restatement dated May 8, 2003 as filed with the Maryland State Department of Assessments and Taxation on May 9, 2003]

EXHIBIT B

[Form of Broker-Dealer Agreement]